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[DEVON ENERGY CORPORATION LETTERHEAD]


                                  NEWS RELEASE
--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

Contact:      Vince White
              Director of Investor Relations
              (405) 552-4505

              DEVON ENERGY CORPORATION ANNOUNCES CASH TENDER OFFER FOR BURLINGTON RESOURCES COAL SEAM GAS ROYALTY TRUST

OKLAHOMA CITY, OKLAHOMA, February 13, 1998 - As proposed in its press release of February 11, 1998, Devon Energy Corporation ("Devon") today commenced its tender offer (the "Offer") for any and all of the units of beneficial interest ("Units") of Burlington Resources Coal Seam Gas Royalty Trust (the "Trust"). In a Schedule 14D-1 filed today with the Securities and Exchange Commission, Devon indicated it will offer $8.75 per Unit in cash. The Offer will be conducted by a newly formed subsidiary of Devon, Devon Acquisition Corporation.

If all of the Trust's Units are tendered, the transaction would have a total value of approximately $78 million. Devon anticipates using its cash on hand and committed credit lines to fund the transaction. Accordingly, the Offer is not conditioned upon obtaining financing. The Offer is not conditioned on the tender for any minimum or maximum number of Units.

The Offer will expire at 12:00 midnight, New York City time, on March 13, 1998, unless the Offer is extended. Devon anticipates that this expiration date will be after the record date for the Trust's normal quarterly distribution in March 1998. If so, Unit holders tendering their Units to Devon will be entitled to both the $8.75 cash per Unit plus the Trust's March 1998 distributions of cash and tax credits. The Trust's December 1997 quarterly distributions per Unit were $0.125 in cash and $0.16 in tax credits. These amounts may or may not be indicative of the upcoming distributions.

The Trust is currently the subject of a tender offer being conducted by San Juan Partners, L.L.C. Unit holders who previously have tendered their Units to San Juan Partners, L.L.C. have the right to withdraw those tenders and tender their Units to Devon Acquisition Corporation. Unit holders wishing to do so should contact D.F. King & Co. Inc. at (800)431-9642.

Devon intends to hold any Units it acquires in the Offer for investment purposes.

Salomon Smith Barney will act as Dealer Manager for the Devon Offer. Offering materials will be available from Salomon Smith Barney and from the Information Agent, D.F. King & Co., Inc. The depositary for the Offer is Harris Trust Company of New York.

Devon Energy Corporation is an independent energy company engaged in oil and gas property acquisition, exploration and production. It is one of the top 20 public independent oil and gas companies in the United States, as measured by oil and gas reserves. Devon's common shares trade on the American Stock Exchange under the symbol DVN.


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